Exhibit 99.4

UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL
POSITION OF ENEL CHILE S.A. AND ITS SUBSIDIARIES AS OF
SEPTEMBER 30, 2017, AFTER GIVING EFFECT TO THE REORGANIZATION

The pro forma consolidated statement of financial position of Enel Chile S.A. (“Enel Chile”) and subsidiaries as of September 30, 2017 has not been examined, audited or reviewed in accordance with either the standards of the American Institute of Certified Public Accountants (AICPA) or the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). The pro forma consolidated statement of financial position is considered unaudited for purposes of the U.S. Securities and Exchange Commission (the “SEC”). In addition, the unaudited pro forma consolidated statement of financial position as of September 30, 2017 has been prepared in accordance the requirements of the Chilean Superintendency of Securities and Insurance (the “SVS”) and has not been prepared in accordance with Article 11 of Regulation S-X of the SEC’s rules. The unaudited pro forma consolidated statement of financial position is being filed because it has been made publicly available in Chile to shareholders under Chilean law in connection with the proposed merger of Enel Green Power Latin América S.A. with and into Enel Chile, with Enel Chile as the surviving corporation.

The English version of this statement of financial position is provided solely for the convenience of non-Spanish readers as a liberal translation from the Spanish language original, which is the official and binding version

INTRODUCTION TO THE PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION OF ENEL CHILE S.A. AND ITS SUBSIDIARIES AS OF SEPTEMBER 30, 2017

The following pro forma combined statement of financial position of Enel Chile S.A. and its subsidiaries as of September 30, 2017, is derived from the interim consolidated financial statements of Enel Chile S.A. and its subsidiaries (hereinafter "Enel Chile") as of September 30, 2017 and Enel Green Power Latin América S.A.1 and subsidiaries (hereinafter “EGPL”) as of September 30, 2017 (hereinafter, in aggregate, referred to as the "historical consolidated financial information").

The pro forma combined statement of financial position of Enel Chile and its subsidiaries as of September 30, 2017 has been prepared based on the requirements under Title IX, Article 156, of the Chilean Corporations Act (“Reglamento de Sociedades Anónimas”). Such pro forma combined statement of financial position and its corresponding explanatory notes present the material effects on the historical consolidated financial information, as if the proposed Tender Offer and the Merger had been consummated on September 30, 2017, based on the assumptions described in Note 2.b).

Accounting for the transaction

Enel Chile’s Management has determined that this proposed tender offer and the merger of companies, if completed, should be accounted for as an equity transaction by Enel Chile through issuance of its shares to be delivered to Enel Green Power S.p.A (or to the company that will own the ownership interest in EGPL at the time of the merger) as consideration of the proposed merger of EGPL.

The accounting for the proposed merger as an equity transaction is based on the consideration that all entities involved are under common control of Enel S.p.A., as such the transaction is not a business combination under the scope of IFRS 3 “Business Combinations”. Consequently, Enel Chile’s Management will account for the merger of EGPL with Enel Chile using, as a reference, the “pooling of interest” method. Under this method, the assets and liabilities of the transferred entity (“EGPL”) involved in the transaction remain reflected at the same carrying amount at which they were recorded in the ultimate controlling company (“Enel S.p.A”), although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.  Any difference between the assets and liabilities contributed as part of the proposed transaction and the compensation given is recorded directly in equity as a debit or credit to other reserves.

Therefore, the pro forma combined financial information is prepared using the historical consolidated statement of financial position of Enel Chile as of September 30, 2017, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), following the requirements of the International Accounting Standard (“IAS”) No. 34, Interim Financial Reporting.

The merger process would not result in substantial changes to the current control structure of the Enel S.p.A. Group as of the date of the merger.

The main basis of presentation determined by Management are those described in Note 2.b to the accompanying pro forma combined statements of financial position.

The pro forma combined statement of financial position of Enel Chile is derived from the interim consolidated financial statements of Enel Chile and its subsidiaries as of September 30, 2017, and should be read in conjunction with the audited historical consolidated financial statements of Enel Chile and subsidiaries and its related notes as of September 30, 2017 incorporated by reference.

The pro forma financial information included in this document is not intended to represent Enel Chile’s financial position or the results of its operations in future periods or what the results actually would have been had the merger occurred prior to the merger date.

[1]	On October 24, 2017, the Company changed its legal form becoming a closely held corporation, with total issued shares of 827,205,371.

ENEL CHILE S.A. AND ITS SUBSIDIARIES

Pro Forma Combined Statement of Financial Position as of September 30, 2017
(In thousands of Chilean pesos )

ASSETS	Enel Chile Consolidated Historical	Pro Forma Adjustments ("Tender Offer")	Note	Pro Forma Combined Enel Chile ("Tender Offer")	Enel Green Power Latin América S.A. Consolidated	Pushdown Allocation Adjustments	Note	Enel Green Power Latin América S.A. Consolidated ("Pushdown allocation")	Pro Forma Adjustments ("Merger")	Note	Pro Forma Combined Enel Chile ("Merged")
	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$		ThCh$
	(1)	(2)		(3)	(4)	(5)		(6)	(7)		(8)
CURRENT ASSETS					664.29			664.29

Cash and cash equivalents	272,087,378	-		272,087,378	1,146,360	-		1,146,360	-		273,233,738
Other current financial assets	4,011,464	-		4,011,464	-	-		-	-		4,011,464
Other current non-financial assets	9,014,877	-		9,014,877	2,827,306	-		2,827,306	-		11,842,183
Trade and other current receivables	439,597,558	-		439,597,558	88,489,184	-		88,489,184	-		528,086,742
Accounts receivable from related parties	30,156,932	-		30,156,932	36,747,320	-		36,747,320	(16,350,370)	(i)	50,553,882
Inventories	36,782,135	-		36,782,135	2,543,427	-		2,543,427	-		39,325,562
Current tax assets	65,088,542	-		65,088,542	3,158,391	-		3,158,391	-		68,246,933

TOTAL CURRENT ASSETS	856,738,886	-		856,738,886	134,911,988	-		134,911,988	(16,350,370)		975,300,504

NON-CURRENT ASSETS

Other non-current financial assets	33,587,054	-		33,587,054	1,438,532	-		1,438,532	-		35,025,586
Other non-current non-financial assets	14,715,768	-		14,715,768	203,500	-		203,500	-		14,919,268
Trade and other non-current receivables	35,435,980	-		35,435,980	-	-		-	-		35,435,980
Investments accounted for using the equity method	18,188,198	-		18,188,198	-	-		-	-		18,188,198
Intangibles assets other than goodwill	43,758,342	-		43,758,342	39,935,694	-		39,935,694	-		83,694,036
Goodwill	887,257,655	-		887,257,655	7,022,971	18,519,108	(A)	25,542,079	-		912,799,734
Property, plant and equipment	3,533,305,614	-		3,533,305,614	1,446,572,620	-		1,446,572,620	-		4,979,878,234
Investment property	8,362,388	-		8,362,388	-	-		-	-		8,362,388
Deferred tax assets	22,929,760	-		22,929,760	20,326,364	-		20,326,364	-		43,256,124

TOTAL NON-CURRENT ASSETS	4,597,540,759	-		4,597,540,759	1,515,499,681	18,519,108		1,534,018,789	-		6,131,559,548

TOTAL ASSETS	5,454,279,645	-		5,454,279,645	1,650,411,669	18,519,108		1,668,930,777	(16,350,370)		7,106,860,052

ENEL CHILE S.A. AND ITS SUBSIDIARIES

Pro Forma Combined Statement of Financial Position as of September 30, 2017
(In thousands of Chilean pesos )

EQUITY AND LIABILITIES	Enel Chile Consolidated Historical	Pro Forma Adjustments ("Tender Offer")	Note	Pro Forma Combined Enel Chile ("Tender Offer")	Enel Green Power Latin América S.A. Consolidated	Pushdown Allocation Adjustments	Note	Enel Green Power Latin América S.A. Consolidated ("Pushdown allocation")	Pro Forma Adjustments ("Merger")	Note	Pro Forma Combined Enel Chile ("Merged")
	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$		ThCh$
	(1)	(2)		(3)	(4)	(5)		(6)	(7)		(8)
CURRENT LIABILITIES					664.29			664.29

Other current financial liabilities	25,132,749	-		25,132,749	68,388,648	-		68,388,648	-		93,521,397
Trade and other current payables	426,025,191	-		426,025,191	50,159,160	-		50,159,160	-		476,184,351
Accounts payable to related parties	54,995,068	-		54,995,068	28,334,299	-		28,334,299	(16,350,370)	(i)	66,978,997
Other current provisions	5,379,036	-		5,379,036	-	-		-	-		5,379,036
Current tax liabilities	46,559,761	-		46,559,761	638	-		638	-		46,560,399
Other current non-financial liabilities	12,026,065	-		12,026,065	-	-		-	-		12,026,065

TOTAL CURRENT LIABILITIES	570,117,870	-		570,117,870	146,882,745	-		146,882,745	(16,350,370)		700,650,245

NON-CURRENT LIABILITIES

Other non-current financial liabilities	812,210,548	1,161,922,088	(a)	1,974,132,636	274,418,986	-		274,418,986	-		2,248,551,622
Trade and other non-current payables	840,852	-		840,852	-	-		-	-		840,852
Non-current accounts payable to related parties	-	-		-	417,847,978	-		417,847,978	-		417,847,978
Other long-term provisions	68,104,719	-		68,104,719	8,845,537	-		8,845,537	-		76,950,256
Deferred tax liabilities	197,469,343	-		197,469,343	54,451,791	-		54,451,791	-		251,921,134
Non-current provisions for employee benefits	57,036,196	-		57,036,196	708,102	-		708,102	-		57,744,298
Other non-current non-financial liabilities	308,000	-		308,000	-	-		-	-		308,000

TOTAL NON-CURRENT LIABILITIES	1,135,969,658	1,161,922,088		2,297,891,746	756,272,394	-		756,272,394	-		3,054,164,140

TOTAL LIABILITIES	1,706,087,528	1,161,922,088		2,868,009,616	903,155,139	-		903,155,139	(16,350,370)		3,754,814,385

EQUITY
Issued capital	2,229,108,975	774,614,725	(b)	3,003,723,700	527,698,886	-		527,698,886	544,028,393	(ii)	4,075,450,979
Retained earnings	1,754,976,619	-		1,754,976,619	123,506,438	-		123,506,438	(123,506,438)	(ii)	1,754,976,619
Other reserves	(1,017,014,701)	(1,173,658,678)	(c)	(2,190,673,379)	992,619	18,519,108	(B)	19,511,727	(420,521,955)	(ii)	(2,591,683,607)
Equity attributable to owners of parent	2,967,070,893	(399,043,953)		2,568,026,940	652,197,943	18,519,108		670,717,051	-		3,238,743,991

Non-controlling interests	781,121,224	(762,878,135)	(d)	18,243,089	95,058,587	-		95,058,587	-		113,301,676

TOTAL EQUITY	3,748,192,117	(1,161,922,088)		2,586,270,029	747,256,530	18,519,108		765,775,638	-		3,352,045,667

TOTAL EQUITY AND LIABILITIES	5,454,279,645	-		5,454,279,645	1,650,411,669	18,519,108		1,668,930,777	(16,350,370)		7,106,860,052

ENEL CHILE S.A. AND ITS SUBSIDIARIES

NOTES TO THE PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION

The English version of these notes is provided solely for the convenience of non-Spanish readers as a liberal translation from the Spanish language original, which is the official and binding version

1.	DESCRIPTION OF THE TRANSACTION

The merger is part of a corporate reorganization (the “Reorganization”) of certain companies ultimately controlled by Enel S.p.A. (“Enel”), an Italian electricity generation and distribution company (“Enel”), which before the proposed tender offer and merger transaction beneficially owns 60.6% of Enel Chile S.A. The Reorganization is intended to incorporate the renewable energy assets in Chile held through Enel Green Power Latin America S.A. (“EGPL”) with Enel Chile, which in turn, holds the conventional energy generation assets through Enel Generación Chile S.A. (“Enel Generación Chile”) and the distribution assets through Enel Distribución Chile.

Enel Chile and Enel Generación Chile are both reporting companies under the regulation of the Chilean Superintendency of Securities and Insurance, have American Depositary Shares traded on the New York Stock Exchange, and are also under the regulation of the Securities and Exchange Commission (“SEC”) of the United States of America.

EGPL is a wholly owned subsidiary of Enel, currently held through Enel Green Power S.p.A. (“EGP”). The proposed Reorganization is primarily intended to consolidate Enel Chile’s leadership position in the electricity industry in Chile through the merger with EGPL, which is expected to result in higher level of organic growth and greater diversification of the portfolio of projects.

The proposed Reorganization is expected to involve two phases, each of which is conditional on the implementation of the other, as follows:

1.	Public tender offer

Enel Chile will launch a public tender offer (the “Tender Offer”) for all of the shares of its subsidiary Enel Generación Chile S.A. (“Enel Generación Chile”) held by non-controlling interests (equivalent to approximately 40% of the share capital). The Tender Offer’s consideration is expected to be paid in cash, subject to the condition that tendering Enel Generación Chile shareholders will have agreed to use a specified portion of the cash consideration to subscribe for shares or American Depositary Shares (“ADSs”) of Enel Chile (the “Share/ADS Subscription Condition”).

The effectiveness of the Tender Offer will be conditional on satisfaction or waiver of the following:

•	the tender in the Tender Offer of a total number of shares that would enable Enel Chile to increase its ownership interest in Enel Generación Chile to more than 75% from the current 60%;
•

the approval by Enel Generación Chile’s shareholders’ meeting of an amendment to the company’s bylaws to provide that Enel Generación Chile will no longer be subject to (i) Title XII of Decree No. 3,500 of 1980 (the Chilean law that regulates pension fund investments) and (ii) the existing limits to share ownership in the company, which currently do not allow any single shareholder to own more than 65% of the company’s share capital;

•

Enel Chile has available for issuance in the Tender Offer the necessary number of newly issued Enel Chile Shares following the expiration of the preemptive right period in the related capital increase to permit the subscription of the number of shares and ADSs of Enel Chile required to satisfy the Share/ADS Subscription Condition;

•

the absence of any legal proceeding or action seeking to (i) prohibit or prevent the Merger between Enel Chile and EGPL; (ii) impose material limitations on Enel Chile’s ability to effectively exercise its property rights over the assets of EGPL to be assigned to Enel Chile as a consequence of the Merger; (iii) impose limitations on Enel Chile’s ability to continue developing and operating the projects owned by EGPL; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

ENEL CHILE S.A. AND ITS SUBSIDIARIES

NOTES TO THE PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION

The English version of these notes is provided solely for the convenience of non-Spanish readers as a liberal translation from the Spanish language original, which is the official and binding version

•

the absence of any legal proceeding or action seeking to (i) prohibit or prevent the closing of the Tender Offer; (ii) impose material limitations on Enel Chile’s ability to effectively acquire the Enel Generación Chile shares and Enel Generación Chile ADSs; (iii) impose limitations on Enel Chile’s ability to exercise its property rights over the Enel Generación Chile shares and Enel Generación Chile ADSs validly tendered and not validly withdrawn pursuant to the Tender Offer; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

•	the Share/ADS Subscription Condition;
•

Enel must maintain at all times an ownership interest in Enel Chile of more than 50% and maintain its controlling shareholder position and shall not exceed the 65% stock ownership limit set forth in Enel Chile’s bylaws after the consummation of the proposed Reorganization;

•	all of the other conditions to the Merger (other than the consummation of the Tender Offer); and
•	the absence of any material adverse effect.
2.	Merger

Following the completion of the Tender Offer, EGPL would merge into Enel Chile (the “Merger”) subject to approval by Enel Chile shareholders and the unanimous written consent of the partners of EGPL. Consequently, the renewable assets held by EGPL will be integrated into Enel Chile.

As previously discussed, Enel Chile’s Management has determined that the accounting effects of this proposed transaction and related company merger process, if completed, should be recognized as an equity transaction considering that Enel Chile will issue shares to be delivered to Enel Green Power S.p.A (or to the company that will own the ownership interest in EGPL at the time of the merger) as consideration of its participation in Enel Green Power Latin America S.A. and its future merger.

Subject to the final share subscription price in the Tender Offer and the exchange ratio in the Merger, Enel is expected to hold, in the aggregate, an ownership interest in Enel Chile similar to its current 60.6% ownership. To comply with this condition, Enel Chile’s management is assuming 100% acceptance of the Tender Offer and that tendering Enel Generación Chile shareholders will have agreed to use 40% of the cash consideration to subscribe for shares or ADSs of Enel Chile.

2.	BASIS OF PREPARATION AND PRESENTATION
a)	Basis of preparation:

The pro forma combined statement of financial position as of September 30, 2017 is based on the historical audited consolidated statements of financial position of Enel Chile and EGPL as of September 30, 2017 and has been prepared as if (i) the Tender Offer to acquire all of the outstanding shares and ADSs of Enel Generación Chile not currently held by Enel Chile and (ii) the Merger with EGPL had occurred on September 30, 2017. Enel Generación Chile is controlled by Enel Chile and, as a result, its financial positions have been included in the historical consolidated financial statements of Enel Chile as of September 30, 2017.

The Tender Offer will be accounted for as the acquisition of the non-controlling interests in Enel Generación Chile. The transaction represents a change in Enel Chile’s ownership over Enel Generación Chile without resulting in a loss of control, reason for which it is accounted for as an equity transaction in accordance with IFRS as issued by the IASB. The pro forma adjustments giving effect to the Tender Offer primarily reflect the reclassification of the equity attributable to non-controlling interests to the equity interests allocated to Enel Chile shareholders, respectively, after giving effect to the new issuance of debt by Enel Chile to pay for a portion of the consideration in cash.

ENEL CHILE S.A. AND ITS SUBSIDIARIES

NOTES TO THE PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION

The English version of these notes is provided solely for the convenience of non-Spanish readers as a liberal translation from the Spanish language original, which is the official and binding version

The Merger will be accounted for as a combination of entities under common control of Enel, similar to a pooling of interests, effected by Enel Chile through issuance of its shares to be delivered to EGP as consideration of the proposed merger of EGPL. As Enel Chile and EGPL are currently under common control of Enel, no purchase accounting is applied. The pro forma adjustments giving effect to the Merger primarily reflect the capital increase, in terms of shares required to be issued by Enel Chile as consideration for EGPL’s shares and the elimination of the equity accounts of EGPL as a result of the proposed Merger.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; actual results may differ from the pro forma Tender Offer and Merger effects. Management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Tender Offer and the Merger, are factually supportable, directly attributable, are expected to have a continuing impact on profit and loss and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma combined statement of financial position.

b)	Basis of preparation of the pro forma financial information:

The pro forma combined financial information of Enel Chile was prepared assuming that the Tender Offer and the Merger would have been approved by and effective on September 30, 2017, including the accounting effects originated therefrom.

The accompanying pro forma combined statement of financial position of Enel Chile and its subsidiaries as of September 30, 2017, is comprised of:

-	Pro forma combined statement of financial position as of September 30, 2017.
-	The related notes to the pro forma combined statement of financial position.

The structure for the preparation of the pro forma financial information is as follows:

1.

Enel Chile Consolidated Historical: Corresponds to the historical consolidated financial information of Enel Chile and subsidiaries, that is, the interim consolidated statement of financial position of Enel Chile and subsidiaries as of September 30, 2017.

2.	Pro Forma Adjustments (Tender Offer): Represents the effects of the public tender offer (“Tender Offer”) by Enel Chile for shares of Enel Generación Chile as described in Note 1.

The adjustments are related to:

(a)	Issuance of debt instruments to pay the consideration of the Tender Offer expected to be in cash.
(b)

Capital increase determined assuming 100% acceptance of the tender offer and that tendering Enel Generación Chile shareholders will have agreed to use 40% of the cash consideration to subscribe for shares or ADSs of Enel Chile. The total amount of capital increase of ThCh$774,614,725 is equivalent to the issuance of 9,446,521,043 new shares of Enel Chile assuming an exchange ratio of 7.19512 shares of Enel Chile per 1 share of Enel Generación Chile tendered, which was determined using the subscription or Tender Offer price of Ch$82.00 per share of Enel Chile and Ch$590.00 per share of Enel Generación Chile, respectively.

(c)

Represents the recognition of the difference between (i) the sum of the capital increase in Enel Chile and the net cash paid in the Tender Offer and (ii) the carrying amount of the non-controlling interests of Enel Generación Chile that will became part of the equity attributable to equity owners of Enel Chile after completion of the Tender Offer. The difference between the fair market value of the consideration received or paid and the amount by which the non-controlling interest is being recognized in equity attributable to the owners of Enel Chile in accordance with the requirements of IFRS 10 “Consolidated Financial Statements” relating to changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control.

ENEL CHILE S.A. AND ITS SUBSIDIARIES

NOTES TO THE PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION

The English version of these notes is provided solely for the convenience of non-Spanish readers as a liberal translation from the Spanish language original, which is the official and binding version

(d)	Represents the elimination of the carrying amount of the acquired non-controlling in Enel Generación Chile’s capital stock following the effectiveness of the Tender Offer.
3.

Pro Forma Combined Enel Chile (Tender Offer): Corresponds to the pro forma combined financial information of Enel Chile S.A. and its subsidiaries as of September 30, 2017 assuming that the Tender Offer had been effective on September 30, 2017, including the accounting effects from that Tender Offer.

4.

Enel Green Power Latin América S.A. Consolidated: Corresponds to the consolidated financial information of EGPL as of September 30, 2017, that will be submitted to the Superintendency of Securities and Insurance (“SVS”). Such financial information has been prepared in accordance with IFRS as issued by the IASB, following the requirements of the International Accounting Standard (“IAS”) No. 34, Interim Financial Reporting.

5.

Pushdown Allocation Adjustments: Corresponds to the effects of pushdown allocation adjustments that are made when the carrying amounts of the net assets in the transferred entity’s (EGPL’s) financial statements differ from those in the parent’s (Enel SpA, or “Enel”) consolidated financial statements. This occurs because the net assets being transferred to Enel Chile were originally acquired in a business combination carried out by Enel and the adjustments based on application of accounting standards were not allocated to EGPL, instead the adjustments were recognized at Enel. The application of the accounting as a transaction of entities under common control requires that those adjustments be recognized by Enel Chile once it obtains control over EGPL.

The adjustments are related to:

(A)

Goodwill: Represents the excess value of the consideration paid by Enel plus the amount of any non-controlling interests over the share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date of EGPL.

(B)	Other reserves: Represent the reserve for recognizing the fair value of the net assets in Enel at the acquisition date of EGPL.

6.

Enel Green Power Latin América S.A. Consolidated (Pushdown allocation): Corresponds to the consolidated financial information of EGPL as of September 30, 2017, that reflects the carrying amounts in the financial statement of the ultimate parent (“Enel”).

7.

Pro Forma Adjustments (Merger): For purposes of preparing the pro forma combined statement of financial position of Enel Chile as of September 30, 2017, the management has considered assumptions which have led to the recognition of certain adjustments in order to prepare the pro forma financial information ("Pro forma adjustments"), reflected in the pro forma combined statement of financial position of Enel Chile. The preparation of the pro forma financial information is based on current available information and also considers certain estimates in the determination of the pro forma adjustments. Enel Chile’s management believes that the assumptions used as well as the use of certain estimates to prepare the pro forma financial information provide a reasonable basis for presenting the significant effects related to the Merger and the Pro forma adjustments reflect the assumptions determined by management.  The main adjustments and assumptions determined by management are described below.

i.	Accounts receivable/payable from/to related parties

Corresponds to the elimination of accounts receivable/payable from/to related parties and operations corresponding to the intercompany balances held by EGPL with Enel Chile and its subsidiaries.

ii.	Equity accounts

Issued Capital

ENEL CHILE S.A. AND ITS SUBSIDIARIES

NOTES TO THE PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION

The English version of these notes is provided solely for the convenience of non-Spanish readers as a liberal translation from the Spanish language original, which is the official and binding version

The adjustment in issued capital consists of the following:

Concept	ThCh$
Elimination of issued capital of EGPL (1)	(527,698,886)
Capital increase in Enel Chile in exchange for EGPL equity value (2)	1,071,727,279
Total	544,028,393

(1)	Represents the elimination of the issued capital of EGPL as a result of the proposed Merger with and into Enel Chile.
(2)

Represents the capital increase, in terms of shares required to be issued by Enel Chile as consideration of the EGPL’s equity market value in connection with the proposed Merger. The issuance of 13,069,844,862 new shares of Enel Chile was determined by multiplying the total number of shares (827,205,371 shares) of EGPL that are owned by Enel by the exchange ratio of 15.80000 shares of Enel Chile per 1 share of EGPL as of September 30, 2017. The amount of the capital increase was determined by multiplying the total new shares to be issued by a share price of Ch$82.00 per share of Enel Chile as of September 30, 2017.

Retained Earnings

Represents the elimination of the retained earnings of EGPL as a result of the proposed Merger with and into Enel Chile.

Other reserves

The adjustment in other reserves is based on the application of the pooling of interest method and consists of the following:

Concept	ThCh$
Effect of elimination of equity accounts of EGPL (1)	651,205,324
Effect of capital increase in Enel Chile in exchange for EGPL equity value (2)	(1,071,727,279)
Total	(420,521,955)

(1)	Represents the elimination of the equity accounts of EGPL as a result of the proposed Merger with and into Enel Chile.
(2)	Represents the recognition of the effect of the capital increase in Enel Chile as consideration of EGPL equity value in connection with the proposed Merger.

8.

Pro-Forma Combined Enel Chile (Merged): Corresponds to the pro forma combined financial information of Enel Chile S.A. and its subsidiaries as of September 30, 2017 assuming that the Tender Offer and the Merger with EGPL had been effective on September 30, 2017, including the accounting effects therefrom.

3.	SUMMARY OF ACCOUNTING POLICIES

The accounting policies used in preparing these pro forma combined statement of financial position of Enel Chile as of September 30, 2017 are the same as those used in preparing the audited consolidated historical financial statements of Enel Chile S.A. and its subsidiaries as of September 30, 2017, except for certain items that were subject to merger pro forma adjustments as mentioned in Note 2.b.

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